June 6, 2007

Mail Stop 4561

Mr. Larry Colton
Chief Financial Officer
eAutoclaims, Inc.
110 E. Douglas Road
Oldsmar, FL 34677

Re: eAutoclaims, Inc.
        Form 10-K for the year ended July 31, 2006
        Filed October 31, 2006
        File No. 0-23903

Dear Mr. Colton:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant